EXHIBIT 99.1

Hydrogenics Reports First Quarter 2014 Results

Backlog and Demand to Drive Momentum in Second Half

MISSISSAUGA, Ontario, May 7, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported first quarter 2014 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

"We began the year with a light quarter that reflected lower deliveries, as previously announced, impacting our performance during the period," said Daryl Wilson, President and Chief Executive Officer. "However, we again grew our backlog on the strength of additional electrolyzer orders and remain upbeat about the outlook for fiscal 2014 given current demand trends across our various business segments. In that vein, and based on current customer requirements, our objective remains on track for at least $50 million in revenue. At that level of revenue and at a gross margin target of 30%, we believe we will achieve the goal of positive Adjusted EBITDA2 for the year.

"Energy storage applications continue to be the focus of intense interest across the globe. Presently we have $12 million of energy storage projects in backlog and $14 million in projects where we have responded to formal Requests for Proposals. In addition, approximately $38 million of prospective projects and $6 million in R&D projects are also active. These four components total $70 million of energy storage projects in various stages of maturity."

Recent Highlights (compared to the quarter ended March 31, 2013, unless otherwise noted)

  Revenue for the three months ended March 31, 2014 was $8.1 million compared with $12.4 million for the three months ended March 31, 2013. The prior year's first quarter benefitted from the partial delivery of fuel cell modules for the Company's major telecom backup power partner for which there was no comparable revenue in the first quarter of 2014.
  Gross profit declined to $1.9 million, or 23.8% of revenue, for the quarter primarily reflecting reduced overhead absorption in both the Power Systems and OnSite Generation segments and increased costs within OnSite Generation.
  Cash Operating Costs1 were consistent with the comparable period.
  The Company reported an Adjusted EBITDA2 loss of $1.7 million versus Adjusted EBITDA of $0.2 million in the prior-year period, reflecting decreased revenue and gross profit.
  Hydrogenics secured $9.5 million of orders for renewable energy storage, industrial gas, and power system applications during the quarter, resulting in an order backlog of $58.5 million as of March 31, 2014. Order backlog movement during the first quarter (in $ millions) was as follows:
	Dec 31/2013 Backlog	Orders Received	FX	Orders Delivered	March 31/2014 Backlog

OnSite Generation	$ 22.5	$ 8.1	$ (0.1)	$ (6.0)	$ 24.5
Power Systems	34.5	1.7	(0.2)	(2.1)	34.0
Total	$ 57.0	$ 9.8	$ (0.3)	$ (8.0)	$ 58.5
  The Company exited the first quarter with $11.6 million of cash and restricted cash, a $2.2 million decrease from December 31, 2013 primarily reflecting: (i) $3.8 million of cash used in operating activities; and (ii) $0.3 million related to the purchase of property, plant and equipment; partially offset by (iii) $1.7 million of increased borrowings; and (iv) $0.1 million of exercised stock options and warrants.
  All remaining warrants outstanding at December 31, 2013 were fully exercised in the three months ended March 31, 2014.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company's share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics' ongoing operational results. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details

Hydrogenics will hold a conference call at 1:00 p.m. EDT today, May 7, 2014 to review the first quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

	3 months ended
	31-Mar-14	31-Mar-13

Adjusted EBITDA	(1,729)	169
Less:
Stock-based compensation	136	176
Cash settled compensation indexed to share price	1,561	401
Net Finance losses	183	533
Depreciation and amortization	140	198
Other loss	--	--
Net Loss	(3,749)	(1,139)

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31 2014	December 31 2013

Assets
Current assets
Cash and cash equivalents	$ 9,343	$ 11,823
Restricted cash	1,154	635
Trade and other receivables	8,205	5,391
Inventories	16,635	12,821
Prepaid expenses	1,330	979
	36,667	31,649
Non-current assets
Restricted cash	1,123	1,389
Property, plant and equipment	1,838	1,684
Intangible assets	171	100
Goodwill	5,246	5,248
	8,378	8,421
Total assets	$ 45,045	$ 40,070
Liabilities
Current liabilities
Trade and other payables	$ 17,261	$ 13,193
Operating Borrowings	1,722	--
Warranty provisions	2,268	1,912
Deferred revenue	9,148	6,348
Warrants	--	1,075
	30,399	22,528
Non-current liabilities
Other non-current liabilities	2,991	3,095
Non-current warranty provisions	798	981
Non-current deferred revenue	6,988	7,305
Total liabilities	41,176	33,909
Equity
Share capital	334,698	333,312
Contributed surplus	18,525	18,449
Accumulated other comprehensive loss	(254)	(249)
Deficit	(349,100)	(345,351)
Total equity	3,869	6,161
Total equity and liabilities	$ 45,045	$ 40,070

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended March 31
	2014	2013
		As Revised

Revenues	$ 8,059	$ 12,391
Cost of sales	6,142	8,515
Gross profit	1,917	3,876

Operating expenses
Selling, general and administrative expenses	4,567	3,622
Research and product development expenses	916	860
	5,483	4,482
Loss from operations	(3,566)	(606)

Finance income (expenses)
Interest income	2	7
Interest expense	(134)	(92)
Foreign currency gains	148	115
Foreign currency losses	(59)	(212)
Other finance gains (losses), net	(140)	(351)
Finance income (loss), net	(183)	(533)

Loss before income taxes	(3,749)	(1,139)
Income tax expense	--	--
Net loss for the period	(3,749)	(1,139)

Items that will be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	(5)	(298)
Comprehensive loss for the period	$ (3,754)	$ (1,437)

Net loss per share
Basic and diluted	$ (0.41)	$ (0.15)

Weighted average number of common shares outstanding	9,073,527	7,843,373

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)
	Three months ended March 31
	2014	2013

		As Revised
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	$ (3,749)	$ (1,139)
Increase in restricted cash	(253)	(225)
Items not affecting cash:
Amortization and depreciation	140	198
Other finance losses (gains), net	140	351
Unrealized foreign exchange (gains) losses	87	111
Stock-based compensation	136	176
Accreted non-cash interest	118	89
Payment of post-retirement benefit liability	(24)	(27)
Liabilities for compensation indexed to share price	1,561	401
Net change in non-cash working capital	(1,972)	(6,093)
Cash used in operating activities	(3,816)	(6,158)

Investing activities
Proceeds from disposals	9	--
Purchase of property, plant and equipment	(306)	(189)
Purchase of intangible assets	(80)	--
Cash used in investing activities	(377)	(189)

Financing activities
Repayment of repayable government contributions	(50)	--
Proceeds of operating borrowings	1,722	1,412
Common shares issued and warrants exercised, net of issuance costs	109	423
Cash provided by financing activities	1,781	1,835

Effect of exchange rate fluctuations on cash and cash equivalents held	(68)	(325)

Decrease in cash and cash equivalents during the period	(2,480)	(4,837)
Cash and cash equivalents - Beginning of period	11,823	13,020
Cash and cash equivalents - End of period	$ 9,343	$ 8,183
CONTACT: Hydrogenics Contacts:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com